REX Stores Corporation

2001 Annual Report

MA402 AR/S P.E. 1-31-02

REX

02033795

Fiscal Year Ended January 31, 2002

CORPORATE PROFILE

REX Stores Corporation is one of the nation's leading consumer electronics retailers. As of January 31, 2002 the Company operated 262 REX stores in 37 states.

We focus on small- to medium-sized markets. Our stores offer a broad selection of nationally recognized brand name consumer electronics products including televisions, camcorders, video and audio equipment and major household appliances such as air conditioners, refrigerators, washers & dryers, microwaves and ranges.

We carry high quality, nationally recognized brands such as General Electric, Hitachi, JVC, Panasonic, Phillips, Pioneer, RCA, Sharp, Sony, Technics, Toshiba, and Whirlpool, providing customers with a broad selection of models and price points.

Distribution centers in Ohio, Wyoming and Florida provide REX a broad platform from which to distribute inventory across the country.

The Company's opportunistic, volume-buying strategy helps support its low price guarantee, while cost efficient advertising, efficient store layouts and a centralized inventory management system help us control costs.

REX has generated four consecutive years of earnings per share (EPS) growth of 32% or more by adhering to a formula of customer service, everyday low prices and low overhead. Investments in synthetic fuel facilities have also contributed to our EPS growth.

Annual EPS Growth Rates


57%
44%
32%
36%
1999
2000
2001
2002
Fiscal Years Ended January 31.

LETTER TO SHAREHOLDERS

REX STORES delivered its fourth consecutive year of double-digit earnings per share growth in fiscal 2001. Net income increased 19%, while earnings per share increased 36%.

A hallmark of our business strategy has always been to dominate the smaller markets with low prices and excellent service, especially when it comes to sales of digital and large screen television products (35 inches or bigger). Our small store formats, broad product selection and knowledgeable sales force are very conducive to this type of sale.

In 2001, we further emphasized the sale of large-screen and high definition-ready televisions over 'commodity' items such as smaller screen televisions and VCRs. As a result, sales of large-screen televisions rose 15% in fiscal 2001. And as a percentage of revenue, large-screen television sales now represent 29% of overall revenues.

Net Income Per Share


$0.64
$0.91
$1.21
$1.65
1999
2000
2001
2002
Fiscal Years Ended Janurary 31.

FINANCIAL RESULTS

REX achieved net income of $22.3 million and net income per share of $1.65 in fiscal 2001 - both records for the Company.

These results were generated by increasing our gross profit margin 150 basis points to 28.9% through expanded sales of large-screen and high definition-ready televisions, opportunistic inventory purchases and a better overall merchandise mix.

Net Margins


4.8%
3.8%
4.0%
2.7%
1999
2000
2001
2002
Fiscal Years Ending January 31.

2001 results also benefited from:

- Aggressive share repurchases. On a split-adjusted basis, REX purchased 1,103,000 shares of its common stock in fiscal 2001.

- Income from a synthetic fuel limited partnership, which generated approximately $15.7 million of pre-tax cash in fiscal 2001.

- Reduced inventory, which we lowered by approximately $40 million, or 29%, during calendar 2001.

- Reduced debt levels. Using income generated from the synthetic fuel investment, we reduced mortgage debt by approximately $7.7 million during fiscal 2001 and completely paid down our line of credit. Lower interest rates and the early retirement of higher interest bearing debt are helping REX realize significant annual long-term mortgage interest savings.

LOOKING AHEAD

Reflecting confidence in our prospects, the board of directors declared two 3-for-2 stock splits during fiscal 2001. We enter fiscal 2002 with approximately $39 million in cash, which the Company will use for general corporate purposes, continued mortgage debt reduction or stock repurchases.

REX is proud of its achievements in fiscal 2001 during another very difficult retail year, and we appreciate your continued support.

Sincerely

Stuart Rose

CEO and Chairman of the Board

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JANUARY 31, 2002 COMMISSION FILE NO. 0-13283

REX STORES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	31-1095548 (I.R.S. Employer Identification No.)
2875 Needmore Road, Dayton, Ohio (Address of principal executive offices)	45414 (Zip Code)

Registrant's telephone number, including area code (937) 276-3931

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

At the close of business on April 17, 2002 the aggregate market value of the registrant's outstanding Common Stock held by non-affiliates of the registrant (for purposes of this calculation, 2,253,693 shares beneficially owned by directors and executive officers of the registrant were treated as being held by affiliates of the registrant), was $154,928,810.

There were 12,453,088 shares of the registrant's Common Stock outstanding as of April 17, 2002.

Documents Incorporated by Reference

Portions of REX Stores Corporation's definitive Proxy Statement for its Annual Meeting of Shareholders on June 3, 2002 are incorporated by reference into Part III of this Form 10-K.

PART I

Item 1. Business

Overview

We are a leading specialty retailer in the consumer electronics/appliance industry, serving over 200 small to medium-sized towns and communities. Since 1980, when our first four stores were acquired, we have expanded into a national chain operating 262 stores in 37 states under the "REX" trade name. Our stores average approximately 11,200 square feet and offer a broad selection of brand name products within selected major product categories, including big screen and standard-sized televisions, video and audio equipment, camcorders and major household appliances.

Our business strategy emphasizes depth of selection within key product categories. Brand name products are offered at everyday low prices combined with frequent special sales and promotions. We concentrate our stores in small and medium sized markets where we believe that by introducing a high volume, low price merchandising concept, we can become a dominant retailer. We support our merchandising strategy with extensive newspaper advertising in each of our local markets and maintain a knowledgeable sales force which focuses on customer service. We believe our low price policy, attention to customer satisfaction and deep product selection provide customers with superior value.

Our strategy is to continue to open stores in small to medium sized markets. We will focus on markets with a newspaper circulation which can efficiently and cost-effectively utilize our print advertising materials and where we believe we can become a dominant retailer.

REX was incorporated in Delaware in 1984 as a holding company to succeed to the entire ownership of three affiliated corporations, Rex Radio and Television, Inc., Stereo Town, Inc. and Kelly & Cohen Appliances, Inc., which were formed in 1980, 1981 and 1983, respectively. Our principal offices are located at 2875 Needmore Road, Dayton, Ohio 45414. Our telephone number is (937) 276-3931.

Fiscal Year

All references in this report to a particular fiscal year are to REX's fiscal year ended January 31. For example, "fiscal 2001" means the period February 1, 2001 to January 31, 2002. We refer to our fiscal year by reference to the year immediately preceding the January 31 fiscal year end date.

Business Strategy

Our objective is to be the leading consumer electronics/appliance retailer in each of our markets. The key elements of our business strategy include:

Focusing on Small Markets

We traditionally have concentrated our stores in markets with populations of 20,000 to 300,000. We are currently focusing most of our new store openings in markets with populations under 85,000, which generally are underserved by our competitors. We believe our low-overhead store format and our ability to operate in free-standing as well as strip shopping centers and regional mall locations makes us well suited to serve these small markets.

Maintaining Guaranteed Lowest Prices

We actively monitor prices at competing stores and adjust our prices as necessary to meet or beat the competition. We guarantee the lowest price on our products through a policy of refunding 125% of the difference between our price and a competitor's price on the same item.

Offering a Broad Selection of Brand Name Products

We offer a broad selection of brand name products within key product categories. We carry most major brands of consumer electronics and appliances. We offer merchandise in each of our product categories at a range of price points and generally maintain sufficient product stock for immediate delivery to customers.

Capitalizing on Our Opportunistic Buying

We frequently purchase large quantities of products directly from manufacturers on an opportunistic basis at favorable prices. We believe this buying strategy makes us a unique and attractive customer for manufacturers seeking to sell cancelled orders and excess inventory and enables us to develop strong relationships and extended trade credit support with vendors.

Striving to be the Low Cost Operator in Our Markets

Our current prototype store is approximately 12,000 square feet and provides us with cost and space efficiencies. Our market selection criteria and operating philosophy allow us to minimize both occupancy and labor costs. Generally, all of our store employees, including our store managers, sell products, unload trucks, stock merchandise and process sales, which helps minimize employee count and overhead within each store. Most stores are staffed with between three and six employees.

Leveraging Our Strong Operational Controls

Our information systems and point-of-sale computer systems, which are installed in every store, allow management to monitor our merchandising programs, sales, employee productivity and in-store inventory levels on a daily basis. Our operational controls provide us with cost efficiencies which reduce overhead while allowing us to maintain high levels of in-stock merchandise. Our three distribution centers, strategically located in Dayton, Ohio, Pensacola, Florida and Cheyenne, Wyoming, reduce inventory requirements at individual stores and facilitate centralized inventory and accounting controls.

Store Openings

Site Selection. We select locations for future stores based on our evaluation of individual site economics and market conditions. When deciding whether to enter a new market or open another store in an existing market, we evaluate a number of criteria, including:

- sales volume potential;
- competition within the market area, including size, strength and merchandising philosophy of former, existing and potential competitors;
- cost of advertising;
- newspaper circulation; and
- size and growth pattern of the population.

In choosing specific sites, we apply standardized site selection criteria taking into account numerous factors, including:

- local demographics;
- real estate occupancy expense based upon ownership and/or leasing;
- traffic patterns; and
- overall retail activity.

Stores typically are located on high traffic arteries, adjacent to or in major shopping areas, with adequate parking to support the stores' sales volume.

We either lease or purchase new store sites depending upon opportunities available to us and relative costs. Of the ten new stores opened in fiscal 2001, six were purchased sites and four were leased sites.

Store Economics. For leased stores, we anticipate per store capital expenditures of $100,000 to $250,000. This amount may increase to the extent we are responsible for the remodeling or renovation of the new leased site. We anticipate expenditures of approximately $950,000 to $1,400,000 when we purchase real estate, which include the cost of the land purchased, building construction and fixtures. The purchase amount varies depending upon the size and location of the store. The purchase amount may be higher if we build or purchase a location larger than our needs and attempt to lease a portion of the store. Historically, we have normally obtained long-term mortgage financing of approximately 75% of the land and building cost of opening owned stores. Mortgage financing is generally obtained after a store is opened, either on a site by site or multiple store basis. The extent to which we seek mortgage financing for owned stores is dependent upon mortgage rates, terms, availability and needs.

The gross inventory requirements for new stores are estimated at $250,000 to $500,000 per store depending upon the season and store size.

Store Operations

Stores. We locate our stores in the general vicinity of major retail shopping districts and design our stores to generate their own traffic. Currently, 183 stores are located in free-standing buildings, with the balance situated in strip shopping centers and regional malls. Stores located in malls have exterior access and signage rights.

Our stores are designed with minimal interior fixtures to provide an open feeling and a view of all product categories upon entering the store. The stores are generally equipped with neon signage above each product category to further direct the customer to particular products. We believe the interior layout of our stores provides an inviting and pleasant shopping environment for the customer.

Our existing stores average approximately 11,200 square feet, including approximately 7,700 square feet of selling space and approximately 3,500 square feet of storage. New stores are planned to be approximately 12,000 square feet. Stores are open seven days and six nights per week, except for certain holidays. Hours of operation are 10:00 a.m. to 9:00 p.m. Monday through Saturday and 12:00 p.m. to 6:00 p.m., or 1:00 p.m. to 5:00 p.m. in some states, on Sunday.

Our operations are divided into regional districts, containing from two to 11 stores whose managers report to a district manager. Our 40 district managers report to one of four regional vice presidents. Each store is staffed with a full-time manager and one or two assistant managers, commissioned sales personnel and, in higher-traffic stores, seasonal support personnel. Store managers are paid on a commission basis and have the opportunity to earn bonuses based upon their store's sales and gross margins. Sales personnel work on a commission basis.

We evaluate the performance of our stores on a continuous basis and, based on an assessment of overall profitability, future cash flows and other factors we deem relevant, will close any store which is not adequately contributing to our profitability. We closed 10, 6 and 4 stores during fiscal 2001, 2000 and 1999, respectively. Subsequent to January 31, 2002, we closed six additional stores. In fiscal 2001, we opened 10 new stores: three stores in Pennsylvania and one store each in Indiana, Iowa, Michigan, Mississippi, New York, Oklahoma and Wisconsin.

Store Locations. The following table shows the states in which we operated stores and the number of stores in each state as of January 31, 2002:

State	Number of Stores	State	Number of Stores
Alabama	13	Nebraska	2
Arkansas	1	New Mexico	1
Colorado	3	New York	23
Florida	26	North Carolina	8
Georgia	8	North Dakota	3
Idaho	5	Ohio	23
Illinois	10	Oklahoma	5
Indiana	4	Pennsylvania	19
Iowa	10	South Carolina	10
Kansas	2	South Dakota	3
Kentucky	3	Tennessee	9
Louisiana	7	Texas	11
Maryland	2	Vermont	1
Massachusetts	1	Virginia	2
Michigan	8	Washington	3
Minnesota	1	West Virginia	6
Mississippi	14	Wisconsin	5
Missouri	3	Wyoming	2
Montana	5		

Personnel. We train our employees to explain and demonstrate to customers the use and operation of our merchandise and to develop good sales practices. Our in-house training program for new employees combines on-the-job training with use of a detailed company-developed manual entitled "The REX Way." Sales personnel attend in-house training sessions conducted by experienced salespeople or manufacturers' representatives and receive sales, product and other information in meetings with managers. Management and sales personnel are compensated on a commission basis.

We also have a manager-in-training program that consists of on-the-job training of the assistant manager at the store. Our policy is to staff store management positions with personnel promoted from within REX and to staff new store management positions with existing managers or assistant managers.

Services. Virtually all of the products we sell carry manufacturers' warranties. Except for our least expensive items, we offer extended service contracts to customers, usually for an additional charge, which typically provide one to five years of extended warranty coverage. We also provide a free two-year warranty on products purchased for over $99 where permitted. We offer maintenance and repair services for most of the products we sell. These services are generally subcontracted to independent repair firms.

Our return policy provides that any merchandise may be returned for exchange or refund within seven days of purchase if accompanied by original packaging material and verification of sale.

We accept MasterCard, Visa and Discover. We estimate that, during fiscal 2001, approximately 37.2% of our total sales were made on these credit cards, and approximately 14.6% were made on revolving or installment credit contracts arranged through banks or independent finance companies which bear the credit risk of these contracts. We work with local consumer finance companies in each of our markets in implementing these credit arrangements and are able to offer competitive credit packages, generally including interest-free financing options. During fiscal 2001, we began to offer a REX private label credit card in approximately 158 stores using a third party finance company.

Merchandising

Products. We offer a broad selection of brand name consumer electronics and home appliance products at a range of price points. We emphasize depth of product selection within selected key product categories. We sell approximately 1,000 products produced by approximately 50 manufacturers. Our product categories include:

Televisions	Video	Audio	Appliances	Other
TVs	VCRs	Stereo Systems	Air Conditioners	Extended Service Contracts
Big Screen TVs	Camcorders	Receivers	Microwave Ovens	Ready to Assemble Furniture
TV/VCR Combos	Digital Satellite Systems	Compact Disc Players	Washers	Recordable Tapes
	DVD Players	Tape Decks	Dryers	Telephones
		Speakers	Ranges	Audio/Video Accessories
		Car Stereos	Dishwashers	Radar Detectors
		Portable Radios	Refrigerators	CB Radios
		Turntables	Freezers	
			Vacuum Cleaners	
			Dehumidifiers	
			Garbage Disposals	

Among the leading brands sold by us during fiscal 2001, in alphabetical order, were General Electric, Hitachi, Hotpoint, JVC, Panasonic, Phillips, Pioneer, RCA, Sharp, Sony, Toshiba and Whirlpool.

All our stores carry a broad range of televisions, video and audio products, microwave ovens and air conditioners. In addition, 258 stores carry major appliances. We do not carry computers, computer software or pre-recorded music.

The following table shows the approximate percent of net sales for each major product group for the last three fiscal years.

Product Category	Fiscal Year 2001	2000	1999
Televisions	45%	45%	38%
Appliances	19	18	22
Audio	16	16	17
Video	12	13	16
Other	8	8	7
	100%	100%	100%

Pricing. Our policy is to offer our products at guaranteed lowest prices combined with frequent special sales and promotions. Our retail prices are established by our merchandising department, but each district manager is responsible for monitoring the prices offered by competitors and has authority to adjust prices to meet local market conditions. Our commitment to offer the lowest prices is supported by our guarantee to refund 125% of the difference in price if, within 30 days of purchase, a customer can locate the same item offered by a local competitor at a lower price.

Advertising. We use a "price and item" approach in our advertising, stressing the offering of nationally recognized brands at significant savings. The emphasis of our advertising is our Guaranteed Lowest Price. Our guarantee states:

> "Our prices are guaranteed in writing. If you find any other local store stocking and offering to sell for less the identical item in a factory sealed box within 30 days after your REX purchase, we'll refund the difference plus an additional 25% of the difference."

Advertisements are concentrated principally in newspapers and preprinted newspaper inserts, which are produced for us by an outside advertising agency. We supplement our newspaper advertising with television and radio advertisements in certain markets. Advertisements are also complemented by in-store signage highlighting special values, including "Value Every Day," "Best Value," and "Top of the Line." Our advertising strategy includes preferred customer private mailers, special events such as "Midnight Madness Sales" and coupon sales to provide shopping excitement and generate traffic.

Purchasing. Our merchandise purchasing and opportunistic buying are performed predominantly by three members of senior management. Each individual has responsibility for a specific product category, and two share appliance buying responsibility. By purchasing merchandise in large volume, we are able to obtain quality products at competitive prices and advertising subsidies from vendors to promote the sale of their products. For fiscal 2001, nine vendors accounted for approximately 70% of our purchases. We typically do not maintain long-term purchase contracts with vendors and operate principally on an order-by-order basis.

e-Commerce

In April 1999, we began selling selected televisions, audio and video products and small appliances on our Web site at *www.rexstores.com.* We are currently in a two-year contract with Zengine, Inc. to host our Web site, which expires on May 31, 2003. We are an Amazom.com Auctions Charter Merchant and also offer selected products on the eBay auction Web site.

Distribution

Our stores are supplied by three regional distribution centers. The distribution centers consist of:

- a 315,000 square foot owned facility in Dayton, Ohio;
- a 180,000 square foot owned facility in Pensacola, Florida, of which we lease 30,000 square feet to an outside company; and
- a 145,000 square foot owned facility in Cheyenne, Wyoming.

We also lease a 67,000 square foot auxiliary warehouse in Pensacola, Florida. In addition, we lease overflow warehouse space as needed to accommodate seasonal inventory requirements and opportunistic purchases.

Inventory Management

The regional distribution centers reduce inventory requirements at individual stores, while preserving the benefits of volume purchasing and facilitating centralized inventory and accounting controls. Virtually all of our merchandise is distributed through our distribution centers, with the exception of major appliances which are generally shipped directly by the vendor to the retail location. All deliveries to stores are made by independent contract carriers.

Management Information Systems

We have developed a computerized management information system which operates an internally developed software package. Our computer system provides management with the information necessary to manage inventory by stock keeping unit (SKU), monitor sales and store activity on a daily basis, capture marketing and customer information, track productivity by salesperson and control our accounting operations.

Our mainframe computer is an IBM A/S 400 model 720. The host computer is integrated with our point-of-sale system which serves as the collection mechanism for all sales activity. The combined system provides for next-day review of inventory levels, sales by store and by SKU and commissions earned, assists in cash management and enables management to track merchandise from receipt at the distribution center until time of sale.

Competition

Our business is characterized by substantial competition. Our competitors include national and regional large format merchandisers and superstores such as Best Buy Co., Inc. and Circuit City Stores, Inc., other specialty electronics retailers including RadioShack Corporation, department and discount stores such as Sears, Roebuck and Co. and Wal-Mart Stores, Inc., furniture stores, warehouse clubs, home improvement retailers and Internet and store-based retailers who sell competitive products online. We also compete with small chains and specialty single-store operators in some markets, as well as Sears' dealer-operated units. Some of our competitors have greater financial and other resources than us, which may increase their ability to purchase inventory at a lower cost, better withstand economic downturns or engage in aggressive price competition. Competition within the consumer electronics/appliance retailing industry is based upon price, breadth of product selection, product quality and customer service. We expect competition within the industry to increase.

Facilities

We own 153 of our stores. The remaining 109 stores operate on leased premises, with the unexpired terms of the leases ranging from less than one year to 23 years, inclusive of options to renew. For fiscal 2001, the total net rent expense for our leased facilities was approximately $8,162,000.

To date, we have not experienced difficulty in securing leases or purchasing sites for suitable store locations. We continue to remodel and upgrade existing stores as appropriate. In addition, to minimize construction costs, we have developed prototype formats for new store construction.

Employees

At January 31, 2002, we had 155 hourly and salaried employees and 975 commission-based sales employees. We also employ additional personnel during peak selling seasons. None of our employees are represented by a labor union. We consider our relationship with our employees to be good.

Service Marks

We have registered our rights in our service mark "REX" with the United States Patent and Trademark Office. We are not aware of any adverse claims concerning our service mark.

Item 2. Properties

The information required by this Item 2 is set forth in Item 1 of this report under "Store Operations--Stores," "Distribution" and "Facilities" and is incorporated herein by reference.

Item 3. Legal Proceedings

We are involved in various legal proceedings incidental to the conduct of our business. We believe that these proceedings will not have a material adverse effect on our financial condition or operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Company

Set forth below is certain information about each of our executive officers.

Name	Age	Position
Stuart Rose..............................	47	Chairman of the Board and Chief Executive Officer*
Lawrence Tomchin....................	74	President and Chief Operating Officer*
Douglas Bruggeman..................	41	Vice President-Finance and Treasurer
Edward Kress	52	Secretary*

*Also serves as a director.

Stuart Rose has been our Chairman of the Board and Chief Executive Officer since our incorporation in 1984 as a holding company to succeed to the ownership of Rex Radio and Television, Inc., Kelly & Cohen Appliances, Inc. and Stereo Town, Inc. Prior to 1984, Mr. Rose was Chairman of the Board and Chief Executive Officer of Rex Radio and Television, Inc., which he founded in 1980 to acquire the stock of a corporation which operated four retail stores.

Lawrence Tomchin has been our President and Chief Operating Officer since 1990. From 1984 to 1990, he was our Executive Vice President and Chief Operating Officer. Mr. Tomchin has been a director since 1984. Mr. Tomchin was Vice President and General Manager of the corporation which was acquired by Rex Radio and Television, Inc. in 1980 and served as Executive Vice President of Rex Radio and Television, Inc. after the acquisition.

Douglas Bruggeman has been our Vice President - Finance and Treasurer since 1989. From 1987 to 1989, Mr. Bruggeman was our Manager of Corporate Accounting. Mr. Bruggeman was employed with the accounting firm of Ernst & Young prior to joining us in 1986.

Edward Kress has been our Secretary since 1984 and a director since 1985. Mr. Kress has been a partner of the law firm of Chernesky, Heyman & Kress P.L.L., our legal counsel, since 1988. From 1985 to 1988, Mr. Kress was a member of the law firm of Smith & Schnacke. Mr. Kress has practiced law in Dayton, Ohio since 1974.

PART II

Item 5. **Market for Registrant's Common Equity and Related Stockholder Matters**

SHAREHOLDER INFORMATION

Common Share Information and Quarterly Share Prices

Our common stock is traded on the New York Stock Exchange under the symbol RSC.

Fiscal Quarter Ended	High	Low
April 30, 2000	$12.33	$6.84
July 31, 2000	11.89	7.61
October 31, 2000	10.33	7.39
January 31, 2001	9.06	6.61
April 30, 2001	$ 9.18	$7.98
July 31, 2001	12.24	8.23
October 31, 2001	12.13	8.25
January 31, 2002	19.73	9.17

As of April 15, 2002, there were 194 holders of record of our common stock, including shares held in nominee or street name by brokers. All share prices reflect 3 for 2 stock splits paid August 2001 and February 2002.

Dividend Policy

Our revolving credit agreement places restrictions on the payment of dividends. We did not pay dividends in the current or prior years.

Item 6. Selected Financial Data

Five Year Financial Summary

(In Thousands, Except Per Share Amounts)	January 31, 2002	2001	2000	1999	1998
Net sales	$464,503	$475,419	$466,386	$418,340	$412,583
Net income	$ 22,309	$ 18,736	$ 18,293	$ 11,195	$ 7,412
Basic net income per share	$ 1.91	$ 1.32	$ 1.01	$ 0.67	$ 0.42
Diluted net income per share	$ 1.65	$ 1.21	$ 0.91	$ 0.64	$ 0.40
Total assets	$307,329	$310,885	$304,036	$268,282	$260,530
Long-term debt, net of current maturities	$ 77,203	$ 81,262	$ 46,200	$ 55,478	$ 52,661

Quarterly Financial Data (Unaudited)

	Quarters Ended (In Thousands Except Per Share Amounts)			
	April 30, 2001	July 31, 2001	October 31, 2001	January 31, 2002
Net sales	$104,789	$100,542	$107,335	$151,837
Cost of merchandise sold	75,514	70,967	76,220	107,409
Net income	3,105	3,870	4,438	10,897
Basic net income per share (a)	$ 0.26	$ 0.34	$ 0.38	$ 0.92
Diluted net income per share (a)	$ 0.24	$ 0.29	$ 0.33	$ 0.76

	Quarters Ended (In Thousands Except Per Share Amounts)			
	April 30, 2000	July 31, 2000	October 31, 2000	January 31, 2001
Net sales	$107,757	$102,139	$105,736	$159,787
Cost of merchandise sold	78,449	72,822	76,611	117,145
Net income	3,246	3,980	2,861	8,649
Basic net income per share (b)	$ 0.20	$ 0.27	$ 0.21	$ 0.69
Diluted net income per share (b)	$ 0.19	$ 0.24	$ 0.20	$ 0.64

(a) The total of the quarterly net income per share amounts is less than the annual net income per share amounts due to the combination of rounding and the impact of higher stock price resulting in higher dilution from stock options during the fourth quarter than the full year and 49% of the net income occurring in the fourth quarter of fiscal 2001.

(b) The total of the quarterly net income per share amounts is more than the annual net income per share amounts due to 46% of our net income occurring in the fourth quarter of fiscal 2000. In addition, the fourth quarter per share amounts reflect a disproportionate impact from the 2,653,000 shares repurchased, rather than the annual per share amounts based upon the average time held in treasury.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading specialty retailer in the consumer electronics/appliance industry. Since acquiring our first four stores in 1980, we have expanded into a national chain operating 262 stores in 37 states under the "REX" trade name. By offering a broad selection of brand name products at guaranteed lowest prices, we believe we have become a leading consumer electronics/appliance retailer in our markets.

Our comparable store sales declined 7.9% and 5.6% for fiscal 2001 and 2000, respectively, after an increase of 8.2% in fiscal 1999. We believe our comparable store sales for fiscal 2001 were adversely affected due to the economy and the increasing competitive environment. The decline in comparable store sales for fiscal 2000 was largely caused by slower appliance sales due to an unseasonably cool summer and an increasingly competitive environment. The increase in comparable store sales for fiscal 1999 was primarily driven by large screen television sales throughout the year and strong air conditioner sales in the second quarter of fiscal 1999 due to warm weather conditions. We consider a store to be comparable after it has been open six full fiscal quarters. Comparable store sales comparisons do not include sales of extended service contracts.

Extended Service Contracts

Our extended service contract revenues, net of sales commissions, are deferred and amortized on a straight-line basis over the life of the contracts after the expiration of applicable manufacturers' warranty periods. Terms of coverage, including the manufacturers' warranty periods, are usually for periods of 12 to 60 months. Extended service contract revenues represented 3.3% of net sales for fiscal 2001, 3.1% of net sales for 2000 and 3.2% of net sales for 1999, respectively. Service contract costs are charged to operations as incurred. Gross profit realized from extended service contract revenues was $11.4 million, $10.9 million and $10.9 million in fiscal 2001, 2000 and 1999, respectively.

Investment in Limited Partnerships

In fiscal 1998, we invested $3.2 million in two limited partnerships which own four facilities producing synthetic fuel from coal fines. The partnerships earn federal income tax credits under Section 29 of the Internal Revenue Code based on the tonnage and content of solid synthetic fuel sold to unrelated parties. Our share of the credits generated may be used to reduce our federal income tax liability down to the alternative minimum tax (AMT) rate. Under current law, credits under Section 29 are available for qualified fuels sold before January 1, 2008. The tax credits begin to phase out if the reference price of a barrel of oil exceeds certain levels adjusted annually for inflation. The 2001 phase-out started at $49.16 per barrel.

We initially held a 30% interest in one partnership and an 18.75% interest in the other. Effective February 1, 1999, we sold a portion of our interest in one partnership, reducing our ownership percentage from 30% to 17%. We expect to receive cash payments from the sale on a quarterly basis through 2007. These payments are contingent upon and equal to 75% of the federal income tax credits attributable to the 13% interest sold and are subject to certain annual limitations. The maximum amount of cash that can be received varies by year. The maximum that could be received for calendar 2001 was approximately $7.1 million. The maximum that can be received for calendar 2002 is approximately $7.4 million. We received approximately $7.0 million and $6.5 million for fiscal 2001 and 2000, respectively.

Effective July 31, 2000, we sold an additional portion of our interest in the one partnership, reducing our ownership percentage from 17% to 8%. We expect to receive cash payments from the sale on a quarterly basis through 2007. These payments are contingent upon and equal to the greater of 82.5% of the federal income tax credits attributable to the 9% interest sold subject to annual limitations or 74.25% of the federal income tax credits amounts attributable to the interest sold with no annual limitations. The amount earned and received for fiscal 2001 was approximately $5.3 million. The amount earned and received for fiscal 2000 was approximately $4.2 million, including a down payment of $1.6 million.

Effective May 31, 2001, we sold our remaining 8% ownership in the one partnership. We expect to receive cash payments from the sale on a quarterly basis through 2007. These payments are contingent upon and equal to the greater of 82.5% of the federal income tax credits attributable to the 8% interest sold subject to annual limitations or 74.25% of the federal income tax credits amounts attributable to the interest sold with no annual limitations. The amount earned and received for fiscal 2001 was approximately $3.5 million, including a down payment of $355,000.

We are a limited partner in the one remaining partnership which is currently not operating. The limited partnerships have received favorable private letter rulings from the IRS that the synthetic fuel produced by their facilities and sold to unrelated parties qualify for the tax credits under Section 29 of the Internal Revenue Code. The tax credits applied to reduce taxable income are approximately $2.9 million, $9.9 million and $3.8 million in fiscal 2001, 2000 and 1999, respectively.

Results of Operations

The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales:

	Fiscal Year Ended January 31,		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of merchandise sold	71.1	72.6	72.3
Gross profit	28.9	27.4	27.7
Selling, general and administrative expenses	24.1	22.8	22.0
Income from operations	4.8	4.6	5.7
Investment income	0.1	0.2	0.1
Interest expense	(1.8)	(1.7)	(1.1)
Gain on sale of real estate	-	-	0.2
Income from limited partnerships	3.4	2.2	0.6
Income before provision for income taxes and extraordinary item	6.5	5.3	5.5
Provision for income taxes	1.6	1.3	1.4
Income before extraordinary item	4.9	4.0	4.1
Extraordinary loss from early extinguishment of debt	0.1	-	0.2
Net Income	4.8%	4.0%	3.9%

Comparison of Fiscal Years Ended January 31, 2002 and 2001

Net sales. Net sales in fiscal 2001 were $464.5 million, a 2.3% decrease from $475.4 million in fiscal 2000. This decrease was primarily due to a decline in comparable store sales of 7.9% for fiscal 2001. Partially offsetting this was the sales contribution from 10 new stores in fiscal 2001 and the first full year of sales from the 30 stores opened in fiscal 2000. During fiscal 2001, we opened 10 stores and closed 10 stores, while during fiscal 2000 we opened 30 stores and closed six. We had 262 stores open at January 31, 2002 and 2001.

All product categories contributed to the decline in comparable store sales for fiscal 2001. The television category contributed 2.6%, the video category contributed 2.3%, the audio category contributed 1.4%, the appliance category contributed 1.2% and the other category contributed 0.4%. Within the product categories our strongest products were larger screen televisions (35 inch and larger), DVD players and ready to assemble furniture. The products with the largest decline for comparable store sales were smaller screen televisions (32 inch and smaller) and VCR's.

Gross Profit. Gross profit was $134.4 million in fiscal 2001, or 28.9% of net sales, versus $130.4 million for fiscal 2000, or 27.4% of net sales. The increase in gross profit as a percentage of sales was primarily caused by a shift in sales toward higher gross profit margin categories such as large screen televisions, additional vendor allowances and less aggressive retail pricing in the stores.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal 2001 were $112.2 million, or 24.1% of net sales, a 3.2% increase from $108.7 million, or 22.8% of net sales, in fiscal 2000. The increase in expense was primarily caused by the increased store expenses associated with the first full year of operations of the 30 new stores opened in fiscal 2000. The increase in selling, general and administrative expense as a percentage of sales was also impacted by the decline of 7.9% in comparable store sales.

Income from Operations. Income from operations was $22.2 million, or 4.8% of net sales, for fiscal 2001, a 2.3% increase from $21.7 million, or 4.6% of net sales for fiscal 2000. The increase was primarily caused by the increase in gross profit margin for fiscal 2001.

Investment Income. Investment income decreased to $210,000 in fiscal 2001 from $933,000 in fiscal 2000. In fiscal 2000 we recorded a $640,000 gain on the sale of stock warrants held in an outside company.

Interest Expense. Interest expense was approximately $8.2 million for fiscal 2001 and $8.1 million for fiscal 2000. Interest expense on mortgage debt had a net increase of approximately $2.7 million due to higher average outstanding mortgage debt throughout the year partially offset by a reduction of interest rates through debt refinancing. Average borrowings outstanding on mortgage debt increased from $57.6 million in fiscal 2000 to $88.1 million in fiscal 2001. This was partially offset by a decline of approximately $2.6 million in interest expense on the line of credit primarily due to lower outstanding borrowings on the line of credit. Average borrowings on the line of credit declined from approximately $40.0 million in fiscal 2000 to approximately $8.7 million in fiscal 2001.

Income from Limited Partnerships. Results for fiscals 2001 and 2000 also reflect the impact of our equity investment in two limited partnerships which produce synthetic fuels. Effective February 1, 1999, we entered into an agreement to sell a portion of our investment in one of the limited partnerships, which resulted in the reduction in our ownership interest from 30% to 17%. Effective July 31, 2000, we sold an additional portion of our ownership interest in that partnership, reducing our ownership percentage from 17% to 8%. Effective May 31, 2001, we sold our remaining 8% ownership interest. We expect to receive cash payments from the sales on a quarterly basis through 2007 which will range from 74.25% to 82.5% of the federal income tax credits attributable to the interest sold. Below is a table summarizing the income from the sales, net of certain expenses.

	Year Ended January 31,	
	2002	**2001**
February 1, 1999 sale	$ 6,950	$ 6,493
July 31, 2000 sale	5,261	4,242
May 31, 2001 sale	3,505	-
Share of partnership losses	-	(298)
	$15,716	$10,437

Income Taxes. Our effective tax rate was 24.8% and 25% in fiscal 2001 and 2000, respectively, after reflecting our share of federal tax credits earned by the limited partnerships.

Extraordinary Loss from Early Extinguishment of Debt. In fiscal 2001, we recorded an extraordinary loss from the early extinguishment of debt of $245,000, net of the income tax effect of $160,000, as a result of paying off approximately $7.7 million of mortgage debt and refinancing approximately $21.5 million of mortgage debt.

Net Income. As a result of the foregoing, net income was $22.3 million in fiscal 2001 versus $18.7 million in fiscal 2000.

Comparison of Fiscal Years Ended January 31, 2001 and 2000

Net sales. Net sales in fiscal 2000 were $475.4 million, a 1.9% increase from $466.4 million for fiscal 1999. This increase was primarily due to the addition of 30 new stores in fiscal 2000 and the first full year of sales for 14 stores opened in fiscal 1999. During fiscal 2000, we opened 30 stores and closed six stores, while during fiscal 1999 we opened 14 stores and closed four. We had 262 and 238 stores open at January 31, 2001 and 2000, respectively. Sales were negatively impacted by a decline of 5.6% in comparable store sales for fiscal 2000.

The decline in comparable store sales was primarily caused by the appliance category, which negatively impacted comparable store sales by 5.3%. The decline in appliance sales was caused by unseasonably cool weather during the summer months in the northeastern and midwestern parts of the United States which depressed air conditioner sales and an increasingly competitive environment for appliances. Other categories which negatively impacted comparable store sales were video by 2.6%, smaller screen televisions (27 inch and smaller) by 2.3% and audio by 1.7%. These categories have been impacted by declining average selling prices and increased competition. Our strongest product category was larger screen televisions (30 inch and larger), which positively impacted comparable store sales by 6.4%.

Gross Profit. Gross profit was $130.4 million in fiscal 2000, or 27.4% of net sales, versus $129.0 million for fiscal 1999, or 27.7% of net sales. The decline in gross profit as a percentage of sales was primarily caused by the increasingly competitive retail and promotional environment.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal 2000 were $108.7 million, or 22.8% of net sales, a 5.7% increase from $102.7 million, or 22.0% of net sales, in fiscal 1999. The increase in expense was primarily caused by an increase of $3.4 million in advertising expenditures associated with the 30 new stores opened and increased usage of radio and television advertising. The remaining increase was primarily caused by increased occupancy and utility costs of approximately $1.5 million associated with the 30 new stores and higher utility costs.

Income from Operations. Income from operations was $21.7 million, or 4.6% of net sales, for fiscal 2000, a 17.3% decline from $26.3 million, or 5.7% of net sales for fiscal 1999. The decrease was primarily caused by the decline in comparable store sales, the increased advertising expenditures in new and existing markets and higher occupancy costs associated with the additional number of stores.

Investment Income. Investment income increased to $933,000 in fiscal 2000 from $420,000 in fiscal 1999. In fiscal 2000 we recorded a $640,000 gain on the sale of stock warrants held in an outside company.

Interest Expense. Interest expense increased to $8.1 million for fiscal 2000 from $5.1 million for fiscal 1999. The increase in interest expense was primarily caused by increased borrowings on the line of credit. Average outstanding borrowings on the line of credit were approximately $40.0 million in fiscal 2000 versus approximately $3.2 million in fiscal 1999.

Income (Equity in Losses) from Limited Partnerships. Results for the fiscal year ended January 31, 2001 also reflect the impact of our investment in two synthetic fuel limited partnerships. We reported income from the limited partnerships of approximately $10.4 million for fiscal 2000. This consisted of approximately $6.5 million from the 1999 sale of a portion of our interest in one partnership and approximately $4.2 million from the 2000 sale of an additional portion of the interest, partially offset by a charge of $300,000 to reflect our equity share of the partnerships' losses.

Income Taxes. Our effective tax rate was 25% in fiscal 2000 and 1999, after reflecting our share of federal tax credits earned by the limited partnerships.

Extraordinary Loss from Early Extinguishment of Debt. In fiscal 1999, we recorded an extraordinary loss from the early extinguishment of debt of $717,000, net of the income tax effect of $239,000, as a result of paying off approximately $18.9 million of mortgage debt.

Net Income. As a result of the foregoing, net income was $18.7 million in fiscal 2000 versus $18.3 million, after extraordinary item, in fiscal 1999.

Liquidity and Capital Resources

Our primary sources of financing have been cash flow provided by operations and our investment in synthetic fuel limited partnerships, supplemented by mortgages on owned properties. We also use borrowings under our revolving line of credit to fund our seasonal working capital needs. In addition, during fiscal 1999 we received approximately $44.7 million after expenses from the sale of 3,375,000 (split adjusted) shares of common stock.

Operating Activities. Net cash provided by operating activities was $42.3 million and $1.0 million for fiscal 2001 and 2000, respectively. For fiscal 2001, operating cash flow was provided by net income of $22.3 million adjusted for the impact of a $15.7 million gain on sales of partnership interest and non-cash items of $2.5 million, which consist of deferred income, the deferred income tax provision and depreciation and amortization. The primary source of cash was a reduction in inventory of $43.1 million, offset by a corresponding reduction in accounts payable of $15.1 million. This reduction in inventory was partially due to a shortage of inventory available in the consumer electronics portion of the business. Cash was also provided by a reduction in accounts receivable of $2.0 million, a reduction in other current assets of $1.6 million and an increase in other current liabilities of $1.4 million.

For fiscal 2000, operating cash flow was provided by net income of $18.7 million adjusted for the impact of a $10.7 million gain on sale of partnership interest and non-cash items of $3.4 million, which consist of deferred income, the deferred income tax provision and depreciation and amortization. Cash was used by an increase in inventory of $4.9 million, primarily due to the net increase of 24 additional stores. Other uses of cash were a decrease in other liabilities of $2.7 million, an increase in other assets of $2.1 million and an increase in receivables of $2.1 million. The change in other assets and liabilities was primarily caused by the timing of income tax payments, a decrease in accrued wages and related taxes and an increase in prepaid bank fees related to mortgage debt acquired in fiscal 2000. The increase in receivables was primarily due to an increase in the vendor receivable on digital satellite systems. Cash was provided by an increase in accounts payable of $1.4 million due to the timing of inventory purchases and payments to vendors.

Investing Activities. Capital expenditures in fiscal 2001 totaled $9.9 million. Expenditures included approximately $5.4 million to acquire the Dayton, Ohio distribution center previously leased, approximately $3.4 million to open 10 new retail stores in addition to $3.8 million spent in fiscal 2000, and approximately $1.1 million for equipment and improvements to existing stores.

Capital expenditures in fiscal 2000 totaled $27.7 million. Expenditures included approximately $22.5 million to open 30 new stores, approximately $3.8 million for four stores to open in fiscal 2001 and approximately $1.4 million for equipment and improvements to existing stores.

Financing Activities. Cash used in financing activities was $10.2 million for fiscal 2001. During fiscal 2001, we purchased 1,550,588 (split adjusted) shares of our common stock for approximately $16.7 million. During fiscal 2000, we purchased 5,969,025 (split adjusted) shares of our common stock for approximately $48.5

million. At January 31, 2002 we had authorization from the Board of Directors to purchase an additional 1,158,300 shares of our common stock. All acquired shares will be held in treasury for possible future use.

At January 31, 2002, we had approximately $82.2 million of mortgage debt outstanding at a weighted average interest rate of 6.49%, with maturities from January 15, 2004 to October 1, 2019. We have balloon payments due totaling approximately $0.6 million over the next two fiscal years, which we plan to either refinance with long-term mortgage debt or satisfy through cash payment or borrowings on our revolving credit agreement. During fiscal 2001 we obtained mortgage financing of approximately $8.2 million to finance nine retail store locations. We also paid off $12.2 million of long-term mortgage debt from scheduled repayments and the early extinguishment of debt for 14 retail locations.

We received proceeds of approximately $10.1 million and $777,000 for fiscal 2001 and 2000, respectively, from the exercise of stock options by employees and directors. The exercise of non-qualified stock options resulted in a tax benefit of approximately $1.0 million and $355,000 for fiscal 2001 and 2000, respectively, which was reflected as an increase in additional paid-in capital. In October 1999, we completed the sale of 3,375,000 (split adjusted) shares of common stock with net proceeds to the Company of approximately $44.7 million after expenses.

During fiscal 1999 we renewed our revolving credit agreement. The revolving credit agreement is with six banks through July 31, 2005 with interest at prime or LIBOR plus 1.875% and commitment fees of ¼% payable on the unused portion. Amounts available for borrowing are equal to the lesser of (1) $100 million for the months of January through June and $130 million for the months of July through December or (2) the sum of specific percentages of eligible accounts receivable and eligible inventories, as defined. Amounts available for borrowing are reduced by any letter of credit commitments outstanding. Borrowings on the revolving credit agreement are secured by certain fixed assets, accounts receivable, inventories and the capital stock of our subsidiaries.

At January 31, 2002 and 2001, we had borrowings outstanding of $66,000 and $742,000, respectively, on the revolving credit agreement. A total of approximately $63.6 million was available at January 31, 2002. Borrowing levels vary during the course of a year based upon our seasonal working capital needs. The maximum direct borrowings outstanding during fiscal 2001 were approximately $23.4 million, which existed immediately prior to the Christmas selling season due to the build-up of seasonal inventory requirements. The weighted average interest rate was 6.3% (9.1% including commitment fees) for fiscal 2001. The revolving credit agreement contains restrictive covenants which require us to maintain specified levels of consolidated tangible net worth and limit capital expenditures and the incurrence of additional indebtedness. The revolving credit agreement also places restrictions on common stock repurchases and the payment of dividends.

Seasonality and Quarterly Fluctuations

Our business is seasonal. As is the case with many other retailers, our net sales and net income are greatest in our fourth fiscal quarter, which includes the Christmas selling season. The fourth fiscal quarter accounted for 32.7% and 33.6% of net sales and 57.6% and 47.4% of income from operations in fiscal 2001 and 2000, respectively. Year to year comparisons of quarterly results of operations and comparable store sales can be affected by a variety of factors, including the duration of the holiday selling season, weather conditions and the timing of new store openings.

Impact of Inflation

The impact of inflation has not been material to our results of operations for the past three fiscal years.

Critical Accounting Policies

Defective Inventory Reserve. Reserves for defective inventory are determined by applying historical performance, age of the inventory, condition of the inventory and current manufacturer relationships and terms.

Net Realizable Value of Inventory. Reserves for net realizable value are determined based upon current retail prices and trends and cost to sell the merchandise compared to our cost for the merchandise.

Recoverability of Long-Lived Assets. Determined in accordance with SFAS No. 121 by determining whether the amortization of the assets over their remaining lives can be recovered through projected undiscounted cash flows.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires companies to recognize all derivative contracts at their fair values, as either assets or liabilities on the balance sheet. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. In June 1999, the FASB issued Statement No. 137, which amended SFAS No. 133 such that the effective date of adoption will be for fiscal quarters beginning after June 15, 2000. The adoption of SFAS No. 133 did not have a material impact on the consolidated financial statements because we do not currently hold any derivative instruments.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets", in June, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment. This standard is effective for fiscal years beginning after December 15, 2001. We currently have no material goodwill or other intangibles; therefore, the provisions of SFAS 142 that became effective for us on February 1, 2002 will have no material effect on our results of operations and financial position.

The FASB also issued, SFAS No. 143, "Accounting for Asset Retirement Obligations" in July 2001. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. It applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe that the implementation of the statement will not have a material impact on our results of operations and financial position.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, while retaining many of the requirements of these two statements. Under SFAS 144, assets held for sale that are a component of an entity will be include in discontinued operations if the operations and cash flows will be or have been eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations prospectively. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with early adoption encouraged. SFAS 144 is not expected to materially change the methods we use to measure impairment losses on long-lived assets, but may result in future dispositions being reported as discontinued operations to a greater extent than is currently permitted. We adopted SFAS 144 on February 1, 2002.

Forward-Looking Statements

This Form 10-K contains or may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words "believes", "estimates", "plans", "expects", "intends", "anticipates" and similar expressions as they relate to REX or its management are intended to identify such forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties. Factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Exhibit 99 to this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As of January 31, 2002, we had financial instruments which were sensitive to changes in interest rates. These financial instruments consist of a revolving credit agreement and various mortgage notes payable secured by certain land, buildings and leasehold improvements.

The revolving credit agreement is with six banks through July 31, 2005, with interest at prime or LIBOR plus 1.875% and commitment fees of ¼% payable on the unused portion. Amounts available for borrowing are equal to the lesser of (1) $100 million for the months of January through June and $130 million for the months of July through December or (2) the sum of specific percentages of eligible accounts receivable and eligible inventories, as defined. Amounts available for borrowing are reduced by any letter of credit commitments outstanding. Borrowings on the revolving credit agreement are secured by certain fixed assets, accounts receivable, inventories and the capital stock of our subsidiaries. At January 31, 2002, a total of approximately $63.6 million was available for borrowings under the revolving credit agreement. We had outstanding borrowings of $66,000 under the revolving credit agreement at January 31, 2002.

Approximately $41.6 million of the mortgage debt consists of fixed rate debt. The interest rates range from 4.75% to 9.0%. The remaining $40.6 million of mortgage debt is variable rate mortgage debt. In general, the rate on the variable rate debt ranges from prime to prime plus 0.625%. Principal and interest are payable monthly over terms which generally range from 10 to 15 years. Substantially all of the notes payable require balloon payments at the end of the scheduled term. The fair value of our long-term fixed mortgage debt at January 31, 2002 was approximately $43.0 million. The fair value was estimated based on rates available to us for debt with similar terms and maturities.

Maturities of long-term debt are as follows (in thousands):

Year Ending January 31,	Amount
2003	$ 5,012
2004	5,885
2005	10,102
2006	9,445
2007	11,131
Thereafter	40,640
	$82,215

REX Stores Corporation and Subsidiaries

Consolidated Balance Sheets
January 31, 2002 and 2001

	2002	2001
	(In Thousands)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$ 39,441	$ 687
Accounts receivable, net of allowance for doubtful accounts of $852 and $410 in 2002 and 2001, respectively (Note 5)	2,665	4,707
Merchandise inventory (Notes 1 and 5)	101,017	144,150
Prepaid expenses and other	2,554	4,173
Future income tax benefits	12,614	9,837
Total current assets	158,291	163,554
PROPERTY AND EQUIPMENT, NET (Notes 1, 5 and 6)	139,496	135,643
FUTURE INCOME TAX BENEFITS	7,320	9,523
RESTRICTED INVESTMENTS (Note 1)	2,222	2,165
Total assets	$ 307,329	$ 310,885
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable (Note 5)	$ 66	$ 742
Current portion of long-term debt (Note 6)	5,012	4,923
Accounts payable, trade	32,619	47,680
Accrued income taxes	1,373	-
Current portion of deferred income and deferred gain on sale and leaseback (Notes 1 and 8)	11,790	11,355
Accrued payroll	5,856	6,369
Other current liabilities	9,319	8,737
Total current liabilities	66,035	79,806
LONG-TERM LIABILITIES:		
Long-term mortgage debt (Note 6)	77,203	81,262
Deferred income (Note 1)	15,173	16,494
Deferred gain on sale and leaseback (Note 8)	945	2,129
Total long-term liabilities	93,321	99,885
COMMITMENTS AND CONTINGENCIES (Notes 8 and 10)		
SHAREHOLDERS' EQUITY (Notes 4 and 7):		
Common stock, 45,000 shares authorized, 27,358 and 26,001 shares issued, at par	274	260
Paid-in capital	116,701	106,161
Retained earnings	134,708	112,399
Treasury stock, 15,113 and 13,653 shares	(103,710)	(87,626)
Total shareholders' equity	147,973	131,194
Total liabilities and shareholders' equity	$ 307,329	$ 310,885

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

REX Stores Corporation and Subsidiaries

Consolidated Statements of Income
For the Years Ended January 31, 2002, 2001, and 2000

	2002	2001	2000
		(In Thousands, Except Per Share Amounts)	
NET SALES	$464,503	$475,419	$466,386
COSTS AND EXPENSES:			
Cost of merchandise sold	330,110	345,026	337,418
Selling, general and administrative expenses	112,157	108,661	102,675
Total costs and expenses	442,267	453,687	440,093
INCOME FROM OPERATIONS	22,236	21,732	26,293
INVESTMENT INCOME	210	933	420
INTEREST EXPENSE	(8,155)	(8,121)	(5,136)
GAIN ON SALE OF REAL ESTATE	-	-	787
INCOME OF LIMITED PARTNERSHIPS	15,716	10,437	2,996
INCOME BEFORE PROVISION FOR INCOME TAXES	30,007	24,981	25,360
PROVISION FOR INCOME TAXES	7,453	6,245	6,350
INCOME BEFORE EXTRAORDINARY ITEM	22,554	18,736	19,010
EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT, NET OF TAX	(245)	-	(717)
NET INCOME	$22,309	$ 18,736	$ 18,293
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC	11,698	14,141	18,049
BASIC NET INCOME PER SHARE BEFORE EXTRAORDINARY ITEM	$ 1.93	$ 1.32	$ 1.05
EXTRAORDINARY ITEM	(0.02)	-	(0.04)
BASIC NET INCOME PER SHARE	$ 1.91	$ 1.32	$ 1.01
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED	13,509	15,489	20,017
DILUTED NET INCOME PER SHARE BEFORE EXTRAORDINARY ITEM	$ 1.67	1.21	$ 0.95
EXTRAORDINARY ITEM	(0.02)	-	(0.04)
DILUTED NET INCOME PER SHARE	$ 1.65	$ 1.21	$ 0.91

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

REX Stores Corporation and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended January 31, 2002, 2001, and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 22,309	$ 18,736	$ 18,293
Adjustments to reconcile net income to net cash provided by operating activities-			
Depreciation and amortization, net	4,198	3,917	3,469
Income of limited partnerships	(15,716)	(10,700)	(5,100)
Gain on sale of real estate	-	-	(787)
(Gain) loss on disposal of fixed assets	155	(21)	(166)
Equity in losses of limited partnerships	-	-	2,100
Deferred income	(1,265)	207	(534)
Deferred income tax provision	(574)	(688)	(770)
Changes in assets and liabilities--			
Accounts receivable	2,043	(2,138)	(272)
Merchandise inventory	43,133	(4,883)	(7,265)
Other current assets	1,612	(2,083)	(485)
Accounts payable, trade	(15,062)	1,428	(6,422)
Other current liabilities	1,442	(2,743)	2,996
NET CASH PROVIDED BY OPERATING ACTIVITIES	42,275	1,032	5,057
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(9,948)	(27,696)	(20,213)
Proceeds from sale of partnership interest	15,716	10,700	5,100
Proceeds from sale of real estate and fixed assets	943	1,142	1,962
Equity investment in limited partnerships	-	-	(262)
Restricted investments	(56)	(145)	(192)
NET CASH USED IN INVESTING ACTIVITIES	6,655	(15,999)	(13,605)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (decrease) in note payable	(676)	742	-
Proceeds from long-term debt	8,200	41,505	13,192
Payments of long-term debt	(12,170)	(4,823)	(22,281)
Common stock issued	10,554	1,003	49,717
Treasury stock issued	579	130	1,728
Treasury stock acquired	(16,663)	(48,512)	(20,111)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(10,176)	(9,955)	22,245
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	38,754	(24,922)	13,697
CASH AND CASH EQUIVALENTS, beginning of year	687	25,609	11,912
CASH AND CASH EQUIVALENTS, end of year	$ 39,441	$ 687	$ 25,609

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

REX Stores Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity
For the Years Ended January 31, 2002, 2001, and 2000

	Common Shares					
	Issued		Treasury			
	(In Thousands)					
	Shares	Amount	Shares	Amount	Paid-In Capital	Retained Earnings
Balance at January 31, 1999	21,976	$221	5,821	$ 23,854	$ 58,473	$ 75,370
Net income	-	-	-	-	-	18,293
Treasury stock acquired	-	-	3,040	20,111	-	-
Common stock issued	3,888	38	(1,152)	(4,721)	46,686	-
Balance at January 31, 2000	25,864	259	7,709	39,244	105,159	93,663
Net income	-	-	-	-	-	18,736
Treasury stock acquired	-	-	5,969	48,512	-	-
Common stock issued	137	1	(25)	(130)	1,002	-
Balance at January 31, 2001	26,001	260	13,653	87,626	106,161	112,399
Net income	-	-	-	-	-	22,309
Treasury stock acquired	-	-	1,550	16,663	-	-
Common stock issued	1,357	14	(90)	(579)	10,540	-
Balance at January 31, 2002	27,358	$274	15,113	$103,710	$116,701	$134,708

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

(1) Summary Of Significant Accounting Policies-

(a) Principles of Consolidation--The accompanying financial statements consolidate the operating results and financial position of REX Stores Corporation and its wholly-owned subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated. The Company operates 262 retail consumer electronics and appliance stores under the REX name in 37 states. The Company operates in one segment.

(b) Fiscal Year--All references in these financial statements to a particular fiscal year are to the Company's fiscal year ended January 31. For example, "fiscal 2001" means the period February 1, 2001 to January 31, 2002.

(c) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Reclassifications--Certain reclassifications have been made to the January 31, 2001 and 2000 financial statements to conform to the current year presentation.

(e) Cash Equivalents--Cash equivalents are principally short-term investments with original maturities of less than three months. The carrying amount of cash equivalents is a reasonable estimate of fair value.

(f) Merchandise Inventory--Substantially all inventory is valued at the lower of average cost or market, which approximates cost on a first-in, first-out (FIFO) basis, including certain costs associated with purchasing, warehousing and transporting merchandise. The inventory of an acquired subsidiary, Kelly & Cohen Appliances, Inc. (K&C), is valued at the lower of cost or market using the last-in, first-out (LIFO) method. Following the lower of cost or market principle, the K&C inventory value using the LIFO method ($29,969,000 and $39,018,000 at January 31, 2002 and 2001, respectively) is equivalent to the FIFO value in all years presented. Nine suppliers accounted for approximately 70% of the Company's purchases in fiscal 2001.

(g) Property and Equipment--Property and equipment is recorded at cost. Depreciation is computed using the straight-line method. Estimated useful lives are 15 to 40 years for buildings and improvements, and 3 to 12 years for fixtures and equipment. Leasehold improvements are depreciated over 10 to 12 years. The components of property and equipment at January 31, 2002 and 2001 are as follows:

	2002	2001
	(In thousands)	
Land	$ 38,986	$ 36,866
Buildings and improvements	98,916	93,582
Fixtures and equipment	20,177	19,716
Leasehold improvements	10,976	11,362
	169,055	161,526
Less: accumulated depreciation	(29,559)	(25,883)
	$139,496	$135,643

In accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the carrying value of long-lived assets is assessed for recoverability by management when changes in circumstances indicate that the carrying amount may not be recoverable, based on an analysis of undiscounted future expected cash flows from the use and ultimate disposition of the asset. There were no material impairment losses incurred in the fiscal years ended January 31, 2002, 2001 and 2000.

(h) Restricted Investments--Restricted investments, which are principally marketable securities, are stated at cost plus accrued interest, which approximates market. The carrying amount of restricted investments approximates fair value. Restricted investments at January 31, 2002 and 2001 are restricted by two states to cover possible future claims under product service contracts.

(i) Revenue Recognition--The Company recognizes sales of products upon receipt by the customer. The Company will honor returns from customers within seven days from the date of sale. The Company establishes liabilities for estimated returns at the point of sale.

The Company also sells product service contracts covering periods beyond the normal manufacturers' warranty periods, usually with terms of coverage (including manufacturers' warranty periods) of between 12 to 60 months. Contract revenues, net of sales commissions, are deferred and amortized on a straight-line basis over the life of the contracts after the expiration of applicable manufacturers' warranty periods. The Company retains the obligation to perform warranty services and such costs are charged to operations as incurred.

The Company recognizes amounts billed to a customer for shipping and handling as revenue and actual costs incurred for shipping as selling, general and administrative expense in the income statement.

(j) Interest Cost--Interest expense of $8,155,000, $8,121,000 and $5,136,000 for the years ended January 31, 2002, 2001 and 2000, respectively, is net of approximately $30,000, $469,000 and $310,000 of interest capitalized related to store construction. Total interest expense approximates interest paid for all years presented.

(k) Deferred Financing Costs--Direct expenses and fees associated with obtaining notes payable or long-term mortgage debt are capitalized and amortized to interest expense over the life of the loan.

(l) Advertising Costs--Advertising costs are expensed as incurred. Advertising expense was approximately $34,775,000, $35,281,600 and $31,914,000 for the years ended January 31, 2002, 2001 and 2000, respectively.

(m) Store Opening and Closing Costs--Store opening costs are expensed as incurred. The costs associated with closing stores are accrued when the decision is made to close a location. Store closing costs incurred in fiscal year ended January 31, 2002 were $1,460,000. Store closing costs incurred in the fiscal years ended January 31, 2001 and 2000 were not material.

(2) Investments In Limited Partnerships-

During fiscal 1998, the Company invested $3,150,000 in two limited partnerships which produce synthetic fuels. The limited partnerships earn Federal income tax credits under Section 29 of the Internal Revenue Code based upon the quantity and content of synthetic fuel production. Under current law, credits under Section 29 are available for qualified fuels sold before January 1, 2008. The tax credits begin to phase out if the price of a barrel of oil exceeds certain levels adjusted annually for inflation. The 2001 phase-out started at $49.16 per barrel. The Company accounts for its share of the income tax credits as a reduction of the income tax provision in the period earned and such credits totaled approximately $2,900,000 and $9,900,000 and $3,800,000 in fiscal 2001, 2000 and 1999, respectively (see Note 9).

Effective February 1, 1999, the Company sold a 13% interest in one of the limited partnerships reducing its initial 30% ownership interest to 17%. The Company expects to receive cash payments from the sale on a quarterly basis through December 31, 2007. These payments are contingent upon and equal to 75% of the Federal income tax credits attributable to the 13% interest sold and are subject to certain annual limitations, as specified in the sale agreement. The maximum amount that could be received for calendar years 2001 and 2000 was approximately $7,100,000 and $6,800,000, respectively, of which the Company earned and received approximately $6,900,000 and $6,800,000, respectively. The maximum that can be received for calendar 2002 is approximately $7,400,000.

Effective July 31, 2000, the Company sold an additional portion of its interest in the above partnership, reducing its ownership percentage from 17% to 8%. The Company expects to receive cash payments from the sale on a quarterly basis through December 31, 2007. These payments are contingent upon and equal to the greater of 82.5% of the federal income tax credits attributable to the 9% interest sold, subject to annual limitations or 74.25% of the federal income tax credits attributable to the 9% interest sold with no annual limitations. The amount earned and received for fiscal 2001 was approximately $5,300,000. For fiscal 2000 the Company recorded income of $1,600,000 for the down payment on the sale and $2,700,000 for the quarterly installment payments as income of limited partnerships.

Effective May 31, 2001, the Company sold its remaining 8% ownership in the above partnership. The Company expects to receive cash payments from the sale on a quarterly basis through December 31, 2007. These payments are contingent upon and equal to the greater of 82.5% of the federal income tax credits attributable to the 8% interest sold, subject to annual limitations or 74.25% of the federal income tax credits attributable to the 8% interest sold with no annual limitations. The amount earned and received for fiscal 2001 was approximately $3,500,000, including a down payment of $355,000.

The Company recorded a charge of approximately $300,000 and $2,100,000 in fiscal 2000 and 1999 to reflect the Company's share of the partnerships' losses. No charge was incurred for fiscal 2001.

We are a limited partner in the one remaining partnership which is currently not operating. The limited partnerships have received favorable private letter rulings from the IRS that the synthetic fuel produced by their facilities and sold to unrelated parties qualify for the tax credits under Section 29 of the Internal Revenue Code.

(3) Net Income Per Share-

The Company reports net income per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share."

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding and dilutive common share equivalents during the year. Common share equivalents for each year include the number of shares issuable upon the exercise of outstanding options, less the shares that could be purchased with the proceeds from the exercise of the options, based on the average trading price of the Company's common stock for fiscal 2001, 2000 and 1999.

The following table reconciles the basic and diluted net income per share computations for each year presented:

	January 31, 2002		
	Income	Shares	Per Share
Basic net income per share	$22,309	11,698	$1.91
Effect of stock options		1,811	
Diluted net income per share	$22,309	13,509	$1.65

	January 31, 2001		
	Income	Shares	Per Share
Basic net income per share	$18,736	14,141	$1.32
Effect of stock options		1,348	
Diluted net income per share	$18,736	15,489	$1.21

	January 31, 2000		
	Income	Shares	Per Share
Basic net income per share	$18,293	18,049	$1.01
Effect of stock options		1,968	
Diluted net income per share	$18,293	20,017	$ .91

For the years ended January 31, 2002, 2001 and 2000, a total of 0, 220,000 and 0 shares, respectively, subject to outstanding options were not included in the common equivalent shares outstanding calculation as the exercise prices were above the average trading price of the Company's common stock for those periods.

On both August 10, 2001 and February 11, 2002, the Company effected a 3-for-2 stock split. All per share data shown above has been retroactively restated to reflect these splits.

(4) Common Stock Transactions-

In October 1999, the Company completed the sale of 3,375,000 shares of common stock and received net proceeds of approximately $44.7 million, net of expenses.

During the years ended January 31, 2002, 2001 and 2000, the Company purchased 1,550,000, 5,969,000 and 3,040,000 shares of its common stock for $16,663,000, $48,512,000 and $20,111,000, respectively. During the year ended January 31, 2002, the Company issued common stock totaling approximately $11,100,000. At January 31, 2002, the Company was authorized by its Board of Directors to purchase an additional 1,158,000 shares of its common stock.

(5) Revolving Line Of Credit-

The revolving credit agreement is with six banks which expires on July 31, 2005. Under the terms of the agreement, available revolving credit borrowings are equal to the lesser of: (i) $100 million for the months of January through June and $130 million for the months of July through December or (ii) the sum of specific percentages of eligible accounts receivable and eligible inventories, as defined. Borrowings available are reduced by any letter of credit commitments outstanding. The Company had outstanding borrowings under the revolving credit agreement of $66,000 and $742,000 at January 31, 2002 and 2001, respectively. At January 31, 2002, a total of approximately $63.6 million was available for borrowings under the revolving credit agreement.

The interest rate charged on borrowings is prime or LIBOR plus 1.875% (4.75% at January 31, 2002) and commitment fees of ¼% are payable on the unused portion. Borrowings are secured by certain fixed assets, accounts receivable and inventories.

The revolving credit agreement contains restrictive covenants which require the Company to maintain specified levels of consolidated tangible net worth and limits capital expenditures and the incurrence of additional indebtedness. The revolving credit agreement also places restrictions on the amount of common stock repurchases and the payment of dividends. The Company was in compliance with all covenants as of January 31, 2002.

(6) Long-Term Mortgage Debt-

Long-term mortgage debt consists of notes payable secured by certain land, buildings and leasehold improvements. During fiscal 2001, the Company refinanced certain of its variable rate debt. Interest rates currently range from 4.75% to 9.0% in fiscal 2001 and 6.89% to 9.25% in fiscal 2000. Principal and interest are payable monthly over terms which generally range from 10 to 15 years. Substantially all of the notes payable require balloon payments at the end of the scheduled term.

Maturities of long-term debt are as follows (in thousands):

Year Ending January 31,	Amount
2003	$ 5,012
2004	5,885
2005	10,102
2006	9,445
2007	11,131
Thereafter	40,640
	$82,215

In fiscal 2001, the Company paid off approximately $7.7 million in mortgage debt and refinanced approximately $21.5 million in mortgage debt. As a result, the Company expensed unamortized financing costs of approximately $400,000 as an extraordinary loss before an income tax benefit of approximately $160,000.

A portion of the proceeds from the October 1999 stock offering were used to extinguish approximately $18,900,000 of higher interest rate mortgage debt (see Note 4). As a result of the early extinguishment of mortgage debt, the Company paid prepayment penalties of approximately $643,000 and expensed unamortized financing costs of approximately $313,000. The Company recorded an extraordinary loss of $717,000, net of an income tax effect of $239,000 for fiscal 1999.

The fair value of the Company's long-term debt at January 31, 2002 and 2001 was approximately $83.6 and $83.1 million, respectively. At January 31, 2002, the Company had approximately $41.6 million of fixed rate mortgage debt and approximately $40.6 million of variable rate mortgage debt. At January 31, 2001, virtually all of the Company's mortgage debt of $86.2 million was fixed rate debt. The fair value was estimated based on rates available to the Company for debt with similar terms and maturities.

(7) Employee Benefits-

Stock Option Plans--The Company maintains the REX Stores Corporation 1995 Omnibus Stock Incentive Plan and the REX Stores Corporation 1999 Omnibus Stock Incentive Plan (the Omnibus Plans). Under the Omnibus Plans, the Company may grant to officers and key employees awards in the form of incentive stock options (1995 Plan only), non-qualified stock options, stock appreciation rights, restricted stock, other stock-based awards and cash incentive awards. The Omnibus Plans also provides for yearly grants of non-qualified stock options to directors who are not employees of the Company. The exercise price of each option must be at least 100% of the fair market value of the Company's common stock on the date of grant. A maximum of 4,500,000 shares of common stock are authorized for issuance under each of the Omnibus Plans. On January 31, 2002, 101,260 and 2,930,009 shares remain available for issuance under the 1995 and 1999 Plans, respectively.

On October 14, 1998, the Company's Board of Directors approved a grant of non-qualified stock options to two key executives for 1,462,500 shares at an exercise price of $4.42, which represented the market price on the date of grant. These options vest over a three-year period with the first one-third vested as of December 31, 2000 and second one-third vested as of December 31, 2001. All of these options remained outstanding at January 31, 2002.

On April 17, 2001, the Company's Board of Directors approved a grant of non-qualified stock options to two key executives for 1,462,500 shares at an exercise price of $8.01, which represented the market price on the date of grant. These options vest over a three-year period with the first one-third vested as of December 31, 2003 and second one-third vested as of December 31, 2004. All of these options remained outstanding at January 31, 2002.

The Company accounts for its stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees", under which no compensation cost has been recognized. Had compensation cost for these plans been determined at fair value consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per share would have been reduced to the following pro forma amounts for the years ended January 31, 2002, 2001 and 2000:

		2002	2001	2000
Net income (000's):	As reported	$22,309	$18,736	$18,293
	Pro forma	19,155	16,627	16,428
Basic net income per share:	As reported	$ 1.91	$ 1.32	$ 1.01
	Pro forma	1.64	1.18	.91
Diluted net income per share:	As reported	$ 1.65	$ 1.21	$ .91
	Pro forma	1.42	1.08	$ .88

The fair values of options granted were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years ended January 31, 2002, 2001 and 2000, respectively: risk-free interest rate of 5.1%, 6.2% and 5.4%, expected volatility of 68.9%, 60.3% and 55.6%, and a weighted average stock option life of 9 years for all years. In accordance with the provisions of SFAS No. 123, the fair value method of accounting was not applied to options granted prior to February 1, 1995 in estimating the pro forma amounts. Therefore, the pro forma effect on net income and net income per share may not be representative of that to be expected in future years.

The following summarizes stock option activity for the years ended January 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	6,224	$5.99	5,963	$ 5.62	7,189	$4.88
Granted	2,120	8.05	488	10.10	477	5.42
Exercised	(1,446)	7.01	(164)	4.73	(1,665)	2.35
Canceled or expired	(16)	7.22	(63)	6.89	(38)	5.72
Outstanding at end of year	6,882	$6.40	6,224	$ 5.99	5,963	$5.62
Exercisable at end of year	3,430	$5.47	3,816	$ 6.10	2,876	$6.60
Weighted average fair value of options granted	$6.15		$6.97		$3.81	

Price ranges and other information for stock options outstanding as of January 31, 2002 were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	**Shares (000's)**	**Weighted Average Exercise Price**	**Weighted Average Remaining Life**	**Shares (000's)**	**Weighted Average Exercise Price**
$3.61 to $5.42	2,772	$ 4.61	6.4 yrs.	1,817	$4.56
$5.56 to $8.34	3,609	7.27	6.8 yrs.	1,515	6.27
$9.51 to $10.37	501	10.11	8.2 yrs.	98	10.09
	6,882	$ 6.40	6.7 yrs.	3,430	$5.47

Profit Sharing Plan--The Company has a qualified, noncontributory profit sharing plan covering full-time employees who meet certain eligibility requirements. The Plan also allows for additional 401(k) savings contributions by participants, along with certain Company matching contributions. Aggregate contributions to the Plan are determined annually by the Board of Directors and are not to exceed 15% of total compensation paid to all participants during such year. The Company contributed approximately $40,000, $45,000 and $36,000 for the years ended January 31, 2002, 2001 and 2000, respectively, under the Plan.

(8) Leases And Commitments-

The Company is committed under operating leases for certain warehouse and retail store locations. The lease agreements are for varying terms through 2011 and contain renewal options for additional periods. Real estate taxes, insurance and maintenance costs are generally paid by the Company. Contingent rentals based on sales volume are not significant. Certain leases contain scheduled rent increases and rent expense is recognized on a straight-line basis over the term of the leases.

On August 30, 1989, the Company completed a transaction for the sale and leaseback of the corporate office, distribution center and certain stores under an initial 15-year lease term. This transaction resulted in a pre-tax financial statement gain of $15,600,000, which was deferred and is being amortized as a reduction to lease expense over the term of the leases. The unamortized deferred gain at January 31, 2002 was $1,500,000.

During the year ended January 31, 1999, the Company purchased three store locations that were leased pursuant to the sale/leaseback. For financial statement purposes, the purchase of these three stores resulted in approximately $660,000 of the deferred gain associated with the sale/leaseback being recorded as a reduction in the carrying value of properties purchased.

During the year ended January 31, 2002, the Company repurchased the building which contains the corporate office, distribution center and retail store in Dayton, Ohio for approximately $6.0 million. For financial statement purposes, the purchase of this facility resulted in approximately $600,000 of the deferred gain associated with the sale/leaseback being recorded as a reduction in the carrying value of the property.

The following is a summary of rent expense under operating leases (in thousands):

Years ended January 31,	Minimum Rentals	Gain Amortization	Sublease Income	Total
2002	$10,280	$(805)	$(1,313)	$8,162
2001	9,992	(824)	(1,376)	7,792
2000	9,644	(824)	(1,409)	7,411

Future minimum annual rentals and gain amortization on non-cancellable leases as of January 31, 2002 are as follows (in thousands):

Years ended January 31,	Minimum Rentals	Gain Amortization	Sublease Income
2003	$ 8,348	$ 597	$1,235
2004	7,448	597	1,162
2005	4,912	348	922
2006	2,372	-	381
2007	836	-	109
Thereafter	148	-	97
	$24,064	$1,542	$3,906

(9) Income Taxes-

The provision for income taxes for the years ended January 31, 2002, 2001 and 2000 consists of the following (in thousands):

	Years Ended January 31,		
	2002	2001	2000
Federal:			
Current	$3,219	$4,935	$5,875
Deferred	3,154	45	(887)
	6,373	4,980	4,988
State and Local:			
Current	250	2,189	1,006
Deferred	671	(924)	117
	921	1,265	1,123
	$7,294	$6,245	$6,111

For the fiscal years ended January 31, 2002 and 2000, the tax provision currently payable shown above includes the tax benefit associated with the extraordinary loss on debt extinguishment of $159,000 and $239,000, respectively.

The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:

	January 31,	
	2002	2001
Assets:		
Deferral of service contract income	$ 9,264	$ 9,739
Sale and leaseback deferred gain	539	1,034
Accrued liabilities	2,260	2,087
Inventory accounting	2,451	2,003
AMT credit carryforward	9,508	9,900
Valuation allowance	(6,100)	(6,100)
Other items	2,012	1,504
	19,934	20,167
Liabilities:		
Depreciation	-	(807)
Total net future income tax benefits	$19,934	$19,360

For the fiscal year ended January 31, 2002 and 2001, the Company was subject to the alternative minimum tax (AMT) rules due to the Section 29 tax credits generated from the limited partnerships (see Note 2). The Company's AMT liability was approximately $4,300,000 and $6,100,000 for the years ended January 31, 2002 and 2001, respectively. The AMT liability in excess of the regular tax liability results in AMT credit carryforwards which can be used to offset future regular income tax, subject to certain limitations. Therefore, for financial statements purposes, the required AMT payment has been recorded as an AMT credit carryforward with a valuation allowance of $6,100,000. The AMT credit carryforwards have no expiration date.

The Company paid income taxes of $4,540,000, $9,395,000 and $3,235,000 in the years ended January 31, 2002, 2001 and 2000, respectively.

The effective income tax rate on consolidated pre-tax income differs from the federal income tax statutory rate as follows:

	Years Ended January 31,		
	2002	2001	2000
Federal income tax at statutory rate	35.0%	35.0%	35.0%
Tax credits from investment in limited partnership	(9.6)	(15.0)	(15.0)
State and local taxes, net of federal tax benefit	2.0	3.3	2.9
Other	(2.6)	1.7	2.1
	24.8%	25.0%	25.0%

(10) Contingencies-

The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of such actions, management is of the opinion that their outcome will not have a material effect on the Company's consolidated financial statements.

The Company has filed a lawsuit against Big Sandy SynFuel LLC, Somerset Newco LLC and Sempra Energy Company. The suit arises from the Company's participation as a limited partner in a business venture to produce synthetic fuel which qualify for tax credits under Section 29 of the Internal Revenue Code. The Company alleges breach of contract, breach of fiduciary duty, conspiracy, gross negligence, fraud and willful misconduct by the defendants in connection with operation of the facility. It is anticipated the case will be set for trial in late 2002.

ANDERSEN

Report of Independent Public Accountants

To the Shareholders and Board of Directors
of REX Stores Corporation:

We have audited the accompanying consolidated balance sheets of REX Stores Corporation (a Delaware corporation) and subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 2002. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of REX Stores Corporation and subsidiaries as of January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed under Part IV, Item 14(a)(2) is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP

Cincinnati, Ohio,
March 26, 2002

REX Stores Corporation and Subsidiaries

Schedule II - Valuation and Qualifying Accounts
For the Years Ended January 31, 2002, 2001 and 2000

(In Thousands)

	Balance Beginning of Year	Additions: Charged Cost and Expenses	Deductions: Charges for Which Reserves Were Created	Balance End of Year
2002				
Allowance for doubtful accounts	$410	$1,003	$561	$852
2001				
Allowance for doubtful accounts	$483	$ 404	$477	$410
2000				
Allowance for doubtful accounts	$430	$ 500	$447	$483

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on June 3, 2002, except for certain information concerning our executive officers which is set forth in Part I of this report.

Item 11. Executive Compensation

The information required by this Item 11 is set forth in the Proxy Statement for our Annual Meeting of Shareholders on June 3, 2002 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is set forth in the Proxy Statement for our Annual Meeting of Shareholders on June 3, 2002 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is set forth in the Proxy Statement for our Annual Meeting of Shareholders on June 3, 2002 and is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) Financial Statements.

The following consolidated financial statements of REX Stores Corporation and subsidiaries are incorporated by reference as part of this report at Item 8 hereof.

Consolidated Balance Sheets as of January 31, 2002 and 2001

Consolidated Statements of Income for the years ended January 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended January 31, 2002, 2001 and 2000

Consolidated Statements of Shareholders' Equity for the years ended January 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

Report of Independent Public Accountants

(a)(2) Financial Statement Schedules

The following financial statement schedule is incorporated by reference as part of this report at Item 8 hereof.

Schedule II - Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits.

See Exhibit Index at page 42 of this report.

Management contracts and compensatory plans and arrangements filed as exhibits to this report are identified by an asterisk in the exhibit index.

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the quarter ended January 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REX STORES CORPORATION

By ______________________
Stuart A. Rose
Chairman of the Board and
Chief Executive Officer

Date: April 18, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
______________________ Stuart A. Rose	Chairman of the Board and Chief Executive Officer (principal executive officer)	April 18, 2002
______________________ Douglas L. Bruggeman	Vice President-Finance and Treasurer (principal financial and accounting officer)	April 18, 2002
LAWRENCE TOMCHIN* Lawrence Tomchin	President, Chief Operating Officer and Director	April 18, 2002
______________________ Edward M. Kress	Secretary and Director	April 18, 2002
ROBERT DAVIDOFF* Robert Davidoff	Director	April 18, 2002
LEE FISHER* Lee Fisher	Director	April 18, 2002
ALEXANDER C. SCHWARTZ, JR.* Alexander C. Schwartz, Jr.	Director	April 18, 2002

*By ______________________
(Stuart A. Rose, Attorney-in-Fact)

EXHIBIT INDEX

Page

(3) *Articles of incorporation and by-laws:*

3(a)	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(a) to Form 10-K for fiscal year ended January 31, 1994, File No. 0-13283)
3(b)(1)	By-Laws, as amended (incorporated by reference to Registration Statement No. 2-95738, Exhibit 3(b), filed February 8, 1985)
3(b)(2)	Amendment to By-Laws adopted June 29, 1987 (incorporated by reference to Exhibit 4.5 to Form 10-Q for quarter ended July 31, 1987, File No. 0-13283)

(4) *Instruments defining the rights of security holders, including indentures:*

4(a)	Amended and Restated Loan Agreement dated July 31, 1995 among Rex Radio and Television, Inc., Kelly & Cohen Appliances, Inc., Stereo Town, Inc. and Rex Kansas, Inc. (the "Borrowers"), the lenders named therein, and NatWest Bank N.A. as agent (incorporated by reference to Exhibit 4(a) to Form 10-Q for quarter ended July 31, 1995, File No. 0-13283)
4(b)	Form of Amended and Restated Revolving Credit Note (incorporated by reference to Exhibit 4(b) to Form 10-Q for quarter ended July 31, 1995, File No. 0-13283)
4(c)	Guaranty of registrant dated July 31, 1995 (incorporated by reference to Exhibit 4(c) to Form 10-Q for quarter ended July 31, 1995, File No. 0-13283)
4(d)	Borrowers Pledge Agreement as amended and restated through July 31, 1995 (incorporated by reference to Exhibit 4(d) to Form 10-Q for quarter ended July 31, 1995, File No. 0-13283)
4(e)	Borrowers General Security Agreement as amended and restated through July 31, 1995 (incorporated by reference to Exhibit 4(e) to Form 10-Q for quarter ended July 31, 1995, File No. 0-13283)
4(f)	Parent Pledge Agreement as amended and restated through July 31, 1995 (incorporated by reference to Exhibit 4(f) to Form 10-Q for quarter ended July 31, 1995, File No. 0-13283)
4(g)	Parent General Security Agreement as amended and restated through July 31, 1995 (incorporated by reference to Exhibit 4(g) to Form 10-Q for quarter ended July 31, 1995, File No. 0-13283)
4(h)	Amendment Agreement dated April 1, 1997 to Amended and Restated Loan Agreement dated July 31, 1995 and to Guaranty of registrant dated July 31, 1995 among the Borrowers, the registrant, the lenders named therein and Fleet Bank, N.A. (as successor to NatWest Bank N.A.) as agent (incorporated by reference to Exhibit 4(h) to Form 10-Q for quarter ended April 30, 1997, File No. 0-13283)
4(i)	Amendment No. 2 dated October 19, 1999 to Amended and Restated Loan Agreement dated July 31, 1995 among the Borrowers, the registrant, the lenders named therein and Fleet Bank, N.A. (as successor to NatWest Bank N.A.) as agent (incorporated by reference to Exhibit 4(i) to Form 10-Q for quarter ended October 31, 1999, File No. 0-13283)

4(j) Amendment No. 3 dated January 11, 2000 to Amended and Restated Loan Agreement dated July 31, 1995 among the Borrowers, the registrant, the lenders named therein and Fleet Bank, N.A. (as successor to NatWest Bank N.A.) as agent (incorporated by reference to Exhibit 4(j) to Form 10-K for fiscal year ended January 31, 2000, File No. 0-13283)

4(k) Amendment No. 4 dated March 10, 2000 to Amended and Restated Loan Agreement dated July 31, 1995 among the Borrowers, the registrant, the lenders named therein and Fleet Bank, N.A. (as successor to NatWest Bank N.A.) as agent (incorporated by reference to Exhibit 4(k) to Form 10-K for fiscal year ended January 31, 2000, File No. 0-13283)

4(l) Amendment No. 5 dated December 31, 2000 to Amended and Restated Loan Agreement dated July 31, 1995 among the Borrowers, the registrant, the lenders named therein and Fleet Bank, N.A. (as successor to NatWest Bank N.A.) as agent (incorporated by reference to Exhibit (4)(1) to Form 10-K for fiscal year ended January 31, 2001, File No. 0-13283)

4(m) Amendment No. 6 dated April 16, 2001 to Amended and Restated Loan Agreement dated July 31, 1995 among the Borrowers, the registrant, the lenders named therein and Fleet Bank, N.A. (as successor to NatWest Bank N.A.) as agent (incorporated by reference to Exhibit 4(m) to Form 10-K for fiscal year ended January 31, 2001, File No. 0-13283)

Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the registrant has not filed as an exhibit to this Form 10-K certain instruments with respect to long-term debt where the total amount of securities authorized thereunder does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of such instruments to the Commission upon request.

(10) *Material contracts:*

10(a)* Employment Agreement dated October 14, 1998 between Rex Radio and Television, Inc. and Stuart Rose (incorporated by reference to Exhibit 10.1 to Form 10-Q for quarter ended October 31, 1998, File No. 0-13283)

10(b)* Employment Agreement dated October 14, 1998 between Rex Radio and Television, Inc. and Lawrence Tomchin (incorporated by reference to Exhibit 10.2 to Form 10-Q for quarter ended October 31, 1998, File No. 0-13283)

10(c)* Employment Agreement dated April 17, 2001 between Rex Radio and Television, Inc. and Stuart Rose..

10(d)* Employment Agreement dated April 17, 2001 between Rex Radio and Television, Inc. and Lawrence Tomchin..

10(e)* Executive Stock Option dated October 14, 1998 granting Stuart Rose an option to purchase 500,000 shares of registrant's Common Stock (incorporated by reference to Exhibit 10.3 to Form 10-Q for quarter ended October 31, 1998, File No. 0-13283)

10(f)* Executive Stock Option dated October 14, 1998 granting Lawrence Tomchin an option to purchase 150,000 shares of registrant's Common Stock (incorporated by reference to Exhibit 10.4 to Form 10-Q for quarter ended October 31, 1998, File No. 0-13283)

10(g)* Executive Stock Option dated April 17, 2001 granting Stuart Rose an option to purchase 500,000 shares of registrant's Common Stock............................

10(h)* Executive Stock Option dated April 17, 2001 granting Lawrence Tomchin an option to purchase 150,000 shares of registrant's Common Stock.................

10(i)* Subscription Agreement dated December 1, 1989 from Stuart Rose to purchase 300,000 shares of registrant's Common Stock (incorporated by reference to Exhibit 6.5 to Form 10-Q for quarter ended October 31, 1989, File No. 0-13283)

10(j)* Subscription Agreement dated December 1, 1989 from Lawrence Tomchin to purchase 140,308 shares of registrant's Common Stock (incorporated by reference to Exhibit 6.6 to Form 10-Q for quarter ended October 31, 1989, File No. 0-13283)

10(k)* 1995 Omnibus Stock Incentive Plan, as amended and restated effective June 2, 1995 (incorporated by reference to Exhibit 4(c) to Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 33-81706)

10(l)* 1999 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10(a) to Form 10-Q for quarter ended April 30, 2000, File No. 0-13283)

10(m) Real Estate Purchase and Sale Agreement (the "Agreement") dated March 8, 1989 between registrant as Guarantor, four of its subsidiaries (Rex Radio and Television, Inc., Stereo Town, Inc., Kelly & Cohen Appliances, Inc., and Rex Radio Warehouse Corporation) as Sellers and Holman/Shidler Investment Corporation as Buyer (incorporated by reference to Exhibit (b)(5)(1) to Amendment No. 1 to Schedule 13E-4 filed March 15, 1989, File No. 5-35828)

The Table of Contents to the Agreement lists Exhibits A through P to the Agreement. Each of the following listed Exhibits to the Agreement is incorporated herein by reference as indicated below. The registrant will, upon request of the Commission, provide any of the additional Exhibits to the Agreement.

10(n) Form of Full Term Lease (incorporated by reference to Exhibit (b)(5)(2) to Amendment No. 1 to Schedule 13E-4 filed March 15, 1989, File No. 5-35828)

10(o) Form of Divisible Lease (incorporated by reference to Exhibit (b)(5)(3) to Amendment No. 1 to Schedule 13E-4 filed March 15, 1989, File No. 5-35828)

10(p) Form of Terminable Lease (incorporated by reference to Exhibit (b)(5)(4) to Amendment No. 1 to Schedule 13E-4 filed March 15, 1989, File No. 5-35828)

10(q) Continuing Lease Guaranty (incorporated by reference to Exhibit (b)(5)(5) to Amendment No. 1 to Schedule 13E-4 filed March 15, 1989, File No. 5-35828)

10(r) Agreement Regarding Leases and Amending Amended and Restated Real Property Purchase and Sale Agreement dated May 17, 1990 among Shidler/West Finance Partners I (Limited Partnership); Rex Radio and Television, Inc., Stereo Town, Inc., Kelly & Cohen Appliances, Inc. and Rex Radio Warehouse Corporation; and registrant (incorporated by reference to Exhibit (a)(10) to Form 10-Q for quarter ended April 30, 1990, File No. 0-13283)

10(s) Lease dated December 12, 1994 between Stuart Rose/Beavercreek, Inc. and Rex Radio and Television, Inc. (incorporated by reference to Exhibit 10(q) to Form 10-K for fiscal year ended January 31, 1995, File No. 0-13283)

(21) *Subsidiaries of the registrant:*

21(a) Subsidiaries of registrant...

(23) *Consents of experts and counsel:*

23(a) Consent of Arthur Andersen LLP to use its report dated March 26, 2002 included in this annual report on Form 10-K into registrant's Registration Statements on Form S-8 (Registration Nos. 33-3836, 33-81706, 33-62645, 333-69081, 333-69089, 333-35118 and 333-69690)...

(24) *Power of attorney:*

Powers of attorney of each person whose name is signed to this report on Form 10-K pursuant to a power of attorney..

(99) *Additional exhibits:*

99(a) Risk Factors...

99(b) Arthur Andersen LLP assurances letter..

Copies of the Exhibits not contained herein may be obtained by writing to Edward M. Kress, Secretary, REX Stores Corporation, 2875 Needmore Road, Dayton, Ohio 45414.

Those exhibits marked with an asterisk (*) above are management contracts or compensatory plans or arrangements for directors or executive officers of the registrant.

:90249.1

NOTES

REX STORES CORPORATION AND SUBSIDIARIES

FIVE YEAR FINANCIAL SUMMARY

	January 31 (in thousands, except per share amounts)				
	2002	2001	2000	1999	1998
Income Statement Data:					
Net sales	$464,503	$475,419	$466,386	$418,330	$412,583
Income from operations	$22,236	$21,732	$26,293	$20,201	$19,193
Net income	$22,309	$18,736	$18,293	$11,195	$ 7,412
Basic net income per share *	$ 1.91	$ 1.32	$ 1.01	$ 0.67	$ 0.42
Diluted net income per share *	$ 1.65	$ 1.21	$ 0.91	$ 0.64	$ 0.40
Weighted average shares Outstanding - Basic *	11,698	14,141	18,050	16,711	17,818
Weighted average shares Outstanding - Diluted *	13,509	15,489	20,018	17,624	18,401

* Reflects 3-for-2 stock splits paid in August 2001 and February 2002.

	2002	2001	2000	1999	1998
Balance Sheet Data:					
Total assets	$307,329	$310,885	$304,036	$268,282	$260,530
Working capital	$92,256	$83,748	$100,756	$77,360	$77,250
Long-term debt, net of current maturities	$77,203	$81,262	$46,200	$55,478	$52,661
Total shareholders' equity	$147,973	$131,194	$159,837	$110,210	$105,782

REX STORES CORPORATION AND SUBSIDIARIES

COMMON SHARE INFORMATION AND QUARTERLY SHARE PRICES

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RSC."

	Fiscal Quarter			
	First	Second	Third	Fourth
2001				
High	$ 9.18	$12.24	$12.13	$19.73
Low	$ 7.98	$ 8.23	$ 8.25	$ 9.17
2000				
High	$12.33	$11.89	$10.33	$ 9.06
Low	$ 6.84	$ 7.61	$ 7.39	$ 6.61

As of April 15, 2002, there were 194 holders of record of the Company's Common Stock, including shares held in nominee or street name by brokers. All share prices reflect 3-for-2 stock splits paid in August 2001 and February 2002.

Quarterly Financial Data (Unaudited)

	Quarters Ended (in thousands, except per share amounts)			
	April 30, 2001	July 31, 2001	October 31, 2001	January 31, 2002
Net sales	$104,789	$100,542	$107,335	$151,837
Cost of merchandise sold	75,514	70,967	76,220	107,409
Net income	3,105	3,870	4,438	10,897
Basic net income per share	$0.26	$0.34	$0.38	$0.92
Diluted net income per share	$0.24	$0.29	$0.33	$0.76

	Quarters Ended (in thousands, except per share amounts)			
	April 30, 2000	July 31, 2000	October 31, 2000	January 31, 2001
Net sales	$107,757	$102,139	$105,736	$159,787
Cost of merchandise sold	78,449	72,822	76,611	117,145
Net income	3,246	3,980	2,861	8,649
Basic net income per share	$0.20	$0.27	$0.21	$0.69
Diluted net income per share	$0.19	$0.24	$0.20	$0.64

CORPORATE INFORMATION

Company Executive Officers

Stuart Rose
Chairman of the Board and
Chief Executive Officer

Lawrence Tomchin
President and Chief Operating
Officer

Douglas Bruggeman
Vice President - Finance and
Treasurer

Edward Kress
Secretary

Board of Directors

Stuart Rose
REX Stores Corporation

Lawrence Tomchin
REX Stores Corporation

Robert Davidoff
Vice President-Corporate Finance, Carl Marks & Co., Inc. New York, New York, Director of Hubco Exploration, Inc., Marisa Christina, Inc. and Aquis Communications Group, Inc.

Edward Kress
Secretary, REX Stores Corporation and Partner, Chernesky, Heyman & Kress P.L.L., Dayton, Ohio

Lee Fisher
President and Chief Executive Officer, Center for Families and Children, Cleveland, Ohio

Alexander Schwartz, Jr.
Retired co-head Investment Banking Division, Prudential Securities Incorporated, New York, New York, Director of Cryolife, Inc.

Dividend Policy

The Company's revolving credit agreement places restrictions on the payment of dividends. The Company has not paid dividends in prior years.

Annual Meeting

The annual meeting of the shareholders will be held on June 3, 2002 at 2:00 p.m. at The Banker's Club, Cincinnati, Ohio 45202 .

Independent Public Accountants

Arthur Andersen LLP
Cincinnati, Ohio 45202

Legal Counsel

Chernesky, Heyman & Kress P.L.L.
Dayton, Ohio 45402

Transfer Agent and Registrar

American Stock Transfer & Trust Company, New York, New York 10005

10-K Availability

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2002 as filed with the Securities and Exchange Commission are available free of charge to shareholders by contacting Douglas Bruggeman, Vice President - Finance, REX Stores Corporation at 937/276-3931.

Investor Contact

Additional investor information on the Company may be obtained by contacting Douglas Bruggeman, Vice President - Finance at 937/276-3931.


Warehouse/Store Locations
Store Locations

The following table shows the Company's store locations as of January 31, 2002

Alabama: (13)
Athens
Auburn
Cullman
Daphne
Decatur
Dothan
Florence
Gadsden
Mobile (2)
Montgomery
Oxford
Tuscaloosa

Arkansas: (1)
Springdale

Colorado: (3)
Grand Junction
Greeley
Pueblo

Florida: (26)
Crystal River
Ft. Pierce
Gainesville
Hudson
Lake City
Largo
Leesburg
Mary Esther
Melbourne
Merritt Island
Naples (2)
Ocala
Palatka
Palm Harbor
Panama City
Pensacola (2)
St. Augustine
St. Petersburg
Spring Hill
Stuart
Tallahassee (2)
Titusville
Vero Beach

Georgia: (8)
Albany
Brunswick
LaGrange
Macon
Rome
Valdosta
Warner Robins
Waycross

Idaho: (5)
Coeur d'Alene
Idaho Falls
Lewiston
Pocatello
Twin Falls

Iowa: (10)
Burlington
Clinton
Council Bluffs
Dubuque
Ft. Dodge
Marshalltown
Mason City
Ottumwa
Sioux City
Waterloo

Illinois: (10)
Alton
Bradley
Carbondale
Danville
Freeport
Galesburg
Pekin
Peru
Quincy
Sterling

Indiana: (4)
Anderson
Michigan City
Muncie
Richmond

Kansas: (2)
Hutchinson
Lawrence

Kentucky: (3)
Ashland
Hopkinsville
Paducah

Louisiana: (7)
Alexandria
Baton Rouge
Bossier City
Houma
Lake Charles
Opelousas
Shreveport

Maryland: (2)
Cumberland
Hagerstown

Massachusetts: (1)
Lanesborough

Michigan: (8)
Adrian
Bay City
Benton Harbor
Houghton
Iron Mountain
Marquette
Monroe
Owosso

Minnesota: (1)
Willmar

Missouri: (3)
Jefferson City
Joplin
St. Joseph

Mississippi: (14)
Biloxi
Columbus
Gautier
Greenville
Gulfport
Hattiesburg
Jackson (2)
Meridian
Natchez
Ridgeland
Tupelo (2)
Vicksburg

Montana: (5)
Butte
Great Falls
Helena
Kalispell
Missoula

Nebraska: (2)
Grand Island
Norfolk

New Mexico: (1)
Roswell

New York: (23)
Auburn
Clifton Park
Cortland
Fredonia
Geneva
Horseheads
Ithaca
Lakewood
Latham
Lockport
New Hartford
Niagara Falls
Olean
Oneonta
Plattsburg
Queensbury
Rensselaer
Rome
Rotterdam
Saratoga Springs
Schenectady
Utica
Watertown

North Carolina: (8)
Asheboro
Goldsboro
Hendersonville
Kinston
Lumberton
Rocky Mount
Salisbury
Wilson

North Dakota: (3)
Bismarck
Grand Forks
Minot

Ohio: (23)
Alliance
Ashtabula
Beavercreek
Chillicothe
Dayton (2)
Defiance
Findlay
Kent
Kettering
Lima
Marion
Miamisburg
Middletown
New Philadelphia
Piqua
Sandusky
Springfield
St. Clairsville
Tiffin
Troy
Wheelersburg
Wooster

Oklahoma: (5)
Ardmore
Bartlesville
Enid
Lawton
Ponca City

Pennsylvania: (19)
Altoona
Bloomsburg
Chambersburg
Cranberry
Erie (2)
Frackville
Hanover
Hazleton
Hermitage
Indiana
Johnstown
Lower Burrell
Meadville
New Castle
Selinsgrove
Uniontown
Washington
Wilkes-Barre

South Carolina: (10)
Anderson
Charleston (2)
Florence
Greenwood
Murrell's Inlet
North Myrtle Beach
Orangeburg
Rock Hill
Sumter

South Dakota: (3)
Aberdeen
Rapid City
Watertown

Tennessee: (9)
Bristol
Chattanooga (2)
Cleveland
Columbia
Greeneville
Johnson City
Kingsport
Morristown

Texas: (11)
Brownsville
Denton
Harlingen
Lake Jackson
Longview
Midland
Odessa
San Angelo
Sherman
Texarkana
Victoria

Vermont: (1)
Rutland

Virginia: (2)
Bristol
Danville

Washington: (3)
Union Gap
Walla Walla
Wenatchee

West Virginia: (6)
Beckley
Bluefield
Bridgeport
Martinsburg
Morgantown
Vienna

Wisconsin: (5)
Fond du Lac
Janesville
Manitowoc
Oshkosh
Sheboygan

Wyoming: (2)
Casper
Cheyenne

REX STORES CORPORATION
2875 Needmore Road
Dayton, Ohio 45414
937-276-3931